UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Electronic Cigarettes International Group, Ltd.

(Name of Issuer)

Common Stock
Par Value $0.001 per Share

(Title of Class of Securities)

285560207

(CUSIP Number)

Dennis F. Connolly

Godfrey & Kahn, S.C.

833 E. Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

(414) 273-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

_______________________________

    December 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Calm Waters Partnership 39-6220593
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 452,306,613 shares[1]
	8.	SHARED VOTING POWER 452,306,613 shares[1]
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 452,306,613 shares[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,306,613 shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%[2]
14.	TYPE OF REPORTING PERSON PN

___________________________

[1]

Includes currently exercisable warrants for 343,382,429 shares of common stock and 57,708,919 shares of common stock issuable upon conversion of convertible notes of the Company in the aggregate principal amount of $8,449,425.85.

[2]

The Company currently has 300,000,000 shares of Common Stock authorized for issuance and had 127,882,091 shares of Common Stock issued and outstanding as of January 3, 2017.  The Reporting Person has the right to acquire a number of shares in excess of the number of shares of Common Stock remaining available for issuance.  This percent assumes the Reporting Person acquires the remaining authorized shares available for issuance.

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Richard S. Strong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 452,306,613 shares[1]
	8.	SHARED VOTING POWER 452,306,613 shares[1]
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 452,306,613 shares[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,306,613 shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.4%[2]
14.	TYPE OF REPORTING PERSON IN

___________________________

[1]

Includes currently exercisable warrants for 343,382,429 shares of common stock and 57,708,919 shares of common stock issuable upon conversion of convertible notes of the Company in the aggregate principal amount of $8,449,425.85.

[2]

The Company currently has 300,000,000 shares of Common Stock authorized for issuance and had 127,882,091 shares of Common Stock issued and outstanding as of January 3, 2017.  The Reporting Person has the right to acquire a number of shares in excess of the number of shares of Common Stock remaining available for issuance.  This percent assumes the Reporting Person acquires the remaining authorized shares available for issuance.

CUSIP No. 285560207

1.	NAME OF REPORTING PERSON Walter H. Morris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,991,384 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,991,384 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,384 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 6 to Schedule 13D amends and supplements the Amendment No. 5 to Schedule 13D originally filed on December 5, 2016 (“Amendment No. 5”), and is being filed jointly on behalf of Calm Waters Partnership, a Wisconsin general partnership (“Calm Waters”), and Richard S. Strong and Walter H. Morris, each an individual, (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value (the “Common Stock”), of Electronic Cigarettes International Group, Ltd., a Nevada corporation (the “Company”).

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 6 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D filed on July 15, 2016 (the “Original Schedule 13D”). All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 6 to Schedule 13D is incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented with the following:

On December 30, 2016, Calm Waters was entitled to receive 10,635,698 shares of Common Stock at $0.07 per share in lieu of $744,498.83 of cash interest due under the term loan.

On January 3, 2017, Calm Waters was entitled to receive 402,354 shares of Common Stock at $0.07 per share in lieu of $28,164.75 of cash interest due under the convertible notes.  The shares were issued on January 3, 2017.  As a result of these issuances, Calm Waters and Mr. Strong had beneficial ownership of an aggregate of 452,306,603 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2017	/s/ Richard S. Strong
Richard S. Strong

Dated: January 3, 2017	CALM WATERS PARTNERSHIP /s/ Richard S. Strong
Richard S. Strong Managing Partner

Dated: January 3, 2017	/s/ Walter H. Morris
Walter H. Morris